UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M302

(CUSIP Number)

Ivy Healthcare Capital II, L.P.

One Paragon Drive

Suite 125

Montvale, New Jersey 07645

Copy to:

Roger Meltzer, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M302

1.	Names of Reporting Persons Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,500

	8.	Shared Voting Power 1,085,866(1)

	9.	Sole Dispositive Power 27,500

	10.	Shared Dispositive Power 1,085,866(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,366(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) IN

(1) 166,666 shares reported of common stock are attributable to the original principal amount of July 2008 Convertible Notes on an as converted basis, 33,333 shares reported of common stock are attributable to the original principal amount of November 2008 Convertible Notes on an as converted basis, 121,427 shares reported of common stock are attributable to Warrants if exercised and 238,095 shares reported of common stock are attributable to Options if exercised.

CUSIP No. 75884M302

1.	Names of Reporting Persons Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,085,866(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,085,866(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,866(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) IN

(1) 166,666 shares reported of common stock are attributable to the original principal amount of July 2008 Convertible Notes on an as converted basis, 33,333 shares reported of common stock are attributable to the original principal amount of November 2008 Convertible Notes on an as converted basis, 121,427 shares reported of common stock are attributable to Warrants if exercised and 238,095 shares reported of common stock are attributable to Options if exercised.

CUSIP No. 75884M302

1.	Names of Reporting Persons Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,085,866(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,085,866(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,866(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

(1) 166,666 shares reported of common stock are attributable to the original principal amount of July 2008 Convertible Notes on an as converted basis, 33,333 shares reported of common stock are attributable to the original principal amount of November 2008 Convertible Notes on an as converted basis, 121,427 shares reported of common stock are attributable to Warrants if exercised and 238,095 shares reported of common stock are attributable to Options if exercised.

CUSIP No. 75884M302

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed by Ivy Healthcare Capital II, L.P., (“Ivy Healthcare”), and Russell Warren, Jr. (“Warren”) on October 18, 2007 (the “Original Schedule 13D”), as previously amended by Amendments No. 1, No. 2 and No. 3 thereto (the Original Schedule 13D as so amended, the “Schedule 13D”) relating to its beneficial ownership of the common stock, par value $0.01 (the “Common Stock”) of ReGen Biologics, Inc., (the “Issuer”).  This Amendment No. 4 (i) amends Item 3 of the Schedule 13D as set forth below, (ii) amends Item 4 as set forth below, (iii) amends Item 5 as set forth below, and (iv) amends Item 7 as set forth below.  Unless amended or supplemented by this Amendment No. 4, all information previously reported on the Schedule 13D remains in effect.

Item 1.	Security and Issuer
There is no change to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background
There is no change to Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2008, Ivy Healthcare purchased from the Issuer, and the Issuer issued to Ivy Healthcare, $100,000 in aggregate principal amount of the Issuer’s 8.00% Unsecured Convertible Notes due 2009 (the “November 2008 Convertible Notes”).  The original principal amount of the Convertible Notes converts, at the option of the holder, into 33,333 shares of the Issuer’s Common Stock at a conversion price of $3.00 per share of Common Stock.  Accrued and unpaid interest on the Convertible Notes is also convertible, at the option of the holder, into shares of the Issuer’s Common Stock at the same conversion price.

On December 4, 2008, ReGen and Ivy Healthcare signed a Warrant Certificate that entitles Ivy Healthcare to purchase up to 8,333 fully paid and non-assessable shares of Common Stock for $0.20 per share.

Upon conversion of the Convertible Notes or the exercise of the Warrant, Ivy Healthcare will have the right to vote as holder of the number of shares of Common Stock received.

Ivy Healthcare financed the purchase of the Convertible Notes and the Warrant through the use of working capital.

The Issuer’s Board of Directors approved a 1 for 20 reverse stock split of its Common Stock that became effective at 11:59 pm, Eastern Standard Time, November 29, 2008.  Each share of Series D Preferred Stock mandatorily converted into 5 shares of Common Stock upon the effectiveness of the reverse stock split of the Common Stock.

On December 22, 2008, the Issuer issued a press release relating to the recent U.S. Food and Drug Administration (“FDA”) clearance to market its collagen scaffold device.  Such FDA clearance resulted in the exercisability of Ivy Healthcare’s options to acquire 238,095 shares of common stock pursuant to the Option Agreement dated March 30, 2007.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Convertible Notes and the Warrant for investment purposes.

Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock Of ReGen Biologics, Inc.

Subscription Agreement

On December 4, 2008, ReGen and Ivy Healthcare entered into a Subscription Agreement.  Ivy Healthcare subscribed for and agreed to purchase Convertible Notes in an aggregate principal amount of $100,000.00 which accrue interest at an annual rate of 8% (the “Convertible Notes”).  The original principal amount of the Convertible Notes converts, at the option of the holder, into 33,333 shares of Common Stock, par value $0.01 per share at a conversion price of $3.00 per share of Common Stock.  Accrued and unpaid interest on the Convertible Notes is also convertible, at the option of the holder, into shares of the Issuer’s Common Stock at the same conversion price.  The Convertible Notes mature on July 24, 2009.  Principal and accrued interest on the Convertible Notes, if not previously converted, is payable at maturity.

The holders of the Convertible Notes have certain terminable preemptive rights to purchase a pro rata share in a subsequent qualified financing by the Company. The conversion rates of the Convertible Notes are subject to the anti-dilution rights of each of the holders.

ReGen Biologics, Inc. Warrant Certificate:

On December 4, 2008, ReGen and Ivy Healthcare signed a Warrant Certificate which certified that Ivy Healthcare is entitled to (i) purchase up to 8,333 fully paid and non-assessable shares of Common Stock for $0.20 per share.  The Warrant is exercisable at any time after the issuance, and until 5:00 p.m. New York time on December 4, 2013.

In lieu of exercising any portion of the Warrant represented in the Warrant Certificate, Ivy Healthcare may elect to have the Warrant converted into the nearest whole number of shares of Common Stock.  The conversion rights provided in the Warrant Certificate may be exercised at any time while any Warrants remain outstanding.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of December 4, 2008, Ivy Healthcare and Robert Pangia (“Pangia”) beneficially owned $100,000 in aggregate principal amount of the December 2008 Convertible Notes (33,333 shares of Common Stock on an as-converted basis), $500,000 in aggregate principal amount of the July 2008 Convertible Notes (166,666 shares of Common Stock on an as-converted basis), 526,345 shares of Common Stock, Warrants which, if exercised, would entitle the Reporting Persons to purchase 121,427 shares of Common Stock and Options which, if exercised, would entitle the Reporting Persons to purchase 238,095 shares of Common Stock.  In the aggregate, Ivy Healthcare and Pangia beneficially own 1,085,866 shares of Common Stock on an as converted basis, constituting approximately 16.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,965,729 shares of Common Stock outstanding as of December 4, 2008, as set forth in the Subscription Agreement, dated December 4, 2008, by and among the Issuer and the undersigned Investors thereto).

As of December 4, 2008, Warren beneficially owned $100,000 in aggregate principal amount of the December 2008 Convertible Notes (33,333 shares of Common Stock on an as-converted basis), $500,000 in aggregate principal amount of the July 2008 Convertible Notes (166,666 shares of Common Stock on an as-converted basis), 553,845 shares of Common Stock, Warrants which, if exercised, would entitle the Reporting Persons to purchase 121,427 shares of Common Stock and Options which, if exercised, would entitle the Reporting Persons to purchase 238,095 shares of Common Stock.  In the aggregate, Warren beneficially owns 1,113,366 shares of Common Stock on an as converted basis, constituting approximately 17.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,965,729 shares of Common Stock outstanding as of December 4, 2008, as set forth in the Subscription Agreement, dated December 4, 2008, by and among the Issuer and the undersigned Investors thereto).

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Convertible Notes on an “as converted basis	Warrants, if exercised	Options, if exercised	Percentage of Outstanding Common Stock

Ivy Healthcare	526,345	199,999	121,427	238,095	16.6%
Warren	27,500	—	—	—	0.4%

(c) (d) and (e).  Not Applicable

CUSIP No. 75884M302
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There is no change to Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as part of this statement

Exhibit 99.1                      Subscription Agreement (1) (Exhibit 10.1)

Exhibit 99.2                      Form of Warrant Certificate (1) (Exhibit 10.3)

(1)  Incorporated by reference from the Current Report on Form 8-K filed by ReGen Biologics, Inc. on December 8, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2008

IVY HEALTHCARE CAPITAL II, L.P.

	By:	/s/ Robert W. Pangia
Name: Robert W. Pangia
Title: Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).